

Mail Stop 3561

April 26, 2016

Via E-mail
David Frydenlund
General Counsel and Corporate Secretary
Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood, Colorado 80228

> **Re:** **Energy Fuels, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 15, 2016**
> **File No. 333-210782**

Dear David Frydenlund:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 4.8 – Form of Indenture

1.   We note that the indenture filed as Exhibit 4.8 does not contain a reasonably itemized and informative table of contents or a cross reference sheet showing the location in the indenture of the provision inserted pursuant to Sections 310 through 318(a) of the Trust Indenture Act of 1939, as required by Items 601(b)(4)(iv)(A) and (B) of Regulation S-K. Please re-file your indenture to include the table of contents and the cross-reference sheet.

Exhibit 5.1 – Legality Opinion

2.   Please revise the legality opinion to also opine on the legality of the 2,515,625 common shares issuable upon the exercise of the warrants issued in March 2016.

3.   We note that the legality opinion states that the Shares and Preferred Shares will be validly issued *as* fully paid and non-assessable. Please file a revised legality opinion that opines on whether such shares will be legally issued, fully paid, and non-assessable, as those terms are understood under U.S. law. For guidance, refer to Section II.B.1.c of Staff Legal Bulletin No. 19.

4.   We note that the legality opinion states that the Rights, Warrants, Subscriptions Receipts, and Units will be "validly issued." Please file a revised legality opinion that opines that the Rights, Warrants, Subscription Receipts, and Units are binding obligations of the registrant under the law of the jurisdiction governing the respective securities. For guidance, refer to Section II.B.1.f and II.B.1.h of Staff Legal Bulletin No. 19.

5.   We note that the legality opinion states that the Debt Securities will be "validly issued." Please file a revised legality opinion that opines on whether the Debt Securities are binding obligations under the law of the jurisdiction governing the agreement or instrument pursuant to which the Debt Securities are issued. For guidance, refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

6.   We note the statement that the opinion is limited to the laws of the Province of Canada and the federal laws of Canada. Please revise to also include the laws of the jurisdiction governing the agreements being registered. For guidance, refer to paragraph 2 to Section II.B.1.e of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kathleen Suellentrop at (202) 551-4256 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Richard Raymer, Esq.
       Dorsey & Whitney LLP